Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750

Caution Concerning Forward-Looking Statements

The following communications include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to below as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to below as RightCHOICE, has filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction referred to above. You are urged to read the definitive proxy statement/prospectus and other documents because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@ritusa.com. RightCHOICE and its respective officers, directors, employees and agents may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the reorganization transaction. Information concerning the participants in the solicitation is set forth in the definitive proxy statement/prospectus.

Teleconference Script
Third Quarter 2000

Thursday, October 26
2 p.m. Central Time, 3 p.m. Eastern Time.
Dial-in: 1-800-458-900, password 798769
Live webcast available at www.ritusa.com starting at 2 p.m.
Central Time. An audio copy of the conference will be available via our web site until November 3, 2000.

NOTE: During pre-conference session with Operator, ask
Operator to introduce John O'Rourke as Chairman, President and Chief Executive Officer of RightCHOICE Managed Care. He will make other introductions.

INTRODUCTION BY JOHN O'ROURKE:
Good afternoon and thank you for joining us today.   With me
is Sandra Van Trease, senior executive vice president and chief operating officer. Sandra is also chief financial officer.

Briefly, I want to remind you that the information we'll share with you in this conference call includes various "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from those that we discuss today. Additional information that could cause actual results to differ materially from those in the forward-looking statements can be found under the caption "Risk Factors" in our more recent Quarterly Report on Form 10-Q and our Annual Report on Form 10-K on file with the SEC.

I also want to let you know that this call is being webcast live on the Internet, so the public and the media may join us in a listen-only mode.

RECAP RESULTS:
Now, I'd like to recap our strong third quarter financial performance. And, we'll give you an update on the positive movement regarding the reorganization of RightCHOICE and our settlement agreement with the state of Missouri.

Our third quarter net income was $9.5 million or 50 cents per diluted share. This represents our highest quarterly earnings since RightCHOICE went public in 1994. We now have posted our 10th comparable quarter of improved profits. Year-to-date, our income is $25.5 million, or one dollar 34 cents per diluted share.

Our medical loss ratio decreased to 81.2 percent during third quarter 2000 compared with 81.6 percent for the same period in 1999.

Our medical margin for the third quarter was $27.62 per member per month, up 12 percent compared to the same period in 1999.

We're especially proud to report that we managed our G&A ratio down to 18 percent in the third quarter. This represents a reduction of two full percentage points from 20 percent compared to the same quarter last year.

These strong results are all due to the strength of our enrollment, our underwriting skill, our success in managing medical costs and our ability to control overhead.

Our cash-generating ability continues to be stronger than ever. For the third quarter of 2000, compared with the same period last year:

* Earnings before interest expense, taxes, depreciation and amortization were $21.2 million, up 65 percent.
* We've more than doubled our operating income, to $12.8 million, and
* Our cash flow from operations was $9.2 million, 6 percent higher than our cash flow in last year's third quarter.

We have a healthy balance sheet as of September 30, with:

*     Cash and investments at $265 million dollars;
*     Total long-term debt at $28 million dollars; and
* Shareholders' equity at $185 million dollars or $9.89 per share.

The factors that continue to drive these results include
high retention and a very strong sales effort.   We ended
the third quarter with 496,000 underwritten members - up 8 percent over the same period last year. We've followed with a strong October 1 effort with 4,000 additional new members.

Our enrollment success demonstrates that our members recognize the value of having a strong and reliable company delivering their health benefits.

We've invested in making a better product line with more choice, flexibility, and more responsive service. We have the right sales force with the right products to attract employers of all sizes.

This successful marketing effort is built on:
*    a strong, branded product line;
*    an effective distribution channels; and
*    an excellent sales and service team.

At the same time, we continue to be very successful in retaining and growing our HealthLink self-funded membership.
HealthLink has grown 17 percent since year-end 1999, and has grown 62 percent in the last three years.

HealthLink contributed to the 16 percent increase in fee income in the first nine months of 2000 and played an important role in the overall growth in RightCHOICE's operating income.

We're reaping benefits from our physician- and member-focused medical management strategy. These include features such as:

*    Our Physician Group Partners Program;
* A significant reduction in preauthorization requirements,
*    Information-driven decision-making tools and
*    Prevention and disease management.

In addition to the strategic and operational value of our medical management strategy, we've received national and international recognition for some of these initiatives. On our last call, you heard about the international best practice award we won for our Data Warehouse System.

Since then, we've also received national recognition from the Blue Cross and Blue Shield Association. They've recently given us awards for Innovation and Best Practices in Medical and Pharmacy Management for two programs.

Our TakeCharge(SM) asthma program won a Best Practice award in Health Management. This is a disease management program with a strong intervention component that helps our members take better control of their condition by using peak flow meters and inhaler spacers. It also encourages them to control their environment and comply with their drug therapy.

We also won a Best Practice in Partnership award for our role in creating the St. Louis Diabetes Coalition. Through that coalition, we work with hospitals, physicians, the American Diabetes Association and pharmaceutical companies to improve awareness, resources and care for our diabetic members.

These are some of our more visible initiatives, and we take great pride in the recognition we're receiving. It reinforces our leadership position. And, it demonstrates that progressive managed care organizations, like ours, are improving access to health care benefits and information.

I want to take just a moment to remind you that we are preparing for our special shareholders' meeting on November 28th. Assuming that we receive shareholder approval of our settlement agreement and reorganization and that we satisfy all the remaining conditions to closing, we hope to consummate the reorganization on November 30th. The reorganization only requires that we close by December 31st.

The settlement and reorganization will result in the merger of Blue Cross and Blue Shield with RightCHOICE, which becomes a direct licensee of the Blue Cross and Blue Shield
Association.

Through this agreement, litigation with the state of Missouri related to Blue Cross and Blue Shield of Missouri and its ownership of RightCHOICE will be settled.
A new public benefit foundation will own about 80 percent of RightCHOICE stock and receive roughly $13 million in cash.

The foundation will be independent of RightCHOICE. It has agreed that 95 percent of its stock will be voted as directed by the new RightCHOICE board of directors on all matters except future changes of control. The foundation also agreed to sell its RightCHOICE stock in an orderly manner, under a divestiture plan.

We have received a tax opinion from our independent accountants related to the tax-free nature of the reorganization and have requested a private letter tax ruling from the IRS.

A case regarding the status of Blue Cross and Blue Shield of Missouri that relates to whether we are a mutual benefit corporation or public benefit corporation is still pending. This could affect the timing of the closing. This issue and other conditions to the closing are described in detail in the proxy statement/prospectus, which is available on-line.

We believe strongly that the reorganization aligns the interests of RightCHOICE's shareholders and our community.
This consistency of interests among our stakeholders is a cornerstone of our corporate values system. I want to express our appreciation for the support our investors have demonstrated during this process.

As we approach closing or our settlement agreement and reorganization, we remain focused on our performance. We see many opportunities to grow and increase our value to our members and shareholders.

Now, I'll turn the call over to Sandra Van Trease.

-----------------------------------------

SANDRA VAN TREASE:
Thanks, John.

I'd like to provide a little more detail on the third quarter results that John just highlighted.

As John mentioned, we're moving into year-end with very strong enrollment. In addition to a 90 percent group retention rate in the third quarter, we've had a very solid
October 1st enrollment, with the addition of 4,000 net new underwritten members.

Our Alliance preferred provider organization - the PPO - is driving the growth. Our underwritten PPO business, including RightCHOICE membership in Illinois, has grown 13.3 percent year-to-date and comprises nearly 64 percent of our total underwritten book of business.

We also have a terrific competitive advantage in offering BlueCard PPO - which is the product that gives members national access to their health benefits in the United States and 200 countries. BlueCard PPO has become extremely popular in both the small group and 100-plus employee group market.

I should also mention that RightCHOICE PPO, an underwritten product we market in our neighboring state of Illinois, has picked up momentum and contributed to membership growth this year. We use the strong HealthLink networks to provide access for RightCHOICE PPO in Southern Illinois. We believe that our complementary strategies in our Missouri markets outside St. Louis and in Illinois are beginning to pay off.

We've also seen tremendous growth in the self-funded segment, especially the workers' comp program. With more than 2 million members at September 30, our self-funded membership has grown 14 percent compared so far this year. Within that, workers' compensation membership increased 46 percent compared to third quarter 1999. Clearly, employers need help in managing the cost of workers comp, and with networks in seven states, HealthLink is very well positioned to serve this expanding market.

In addition to our terrific sales force and service teams that have contributed to retention and new business, our enhanced product line provides many new opportunities. We're working closely with our sales force, employers and members to take advantage of emergent business.

Many new design features have been implemented - or were announced as we moved into this open enrollment season and they will be effective next year. As we make benefit design and administrative changes, our guiding principles are simplification, convenience, compassion and fairness.

Here are some examples:
In St. Louis, we introduced a new PPO program - called AlliancePreferred(SM). It offers the same benefits and service area as our AllianceChoice program in metropolitan St.
Louis, but has a different network of doctors and hospitals. This allows companies to offer their employees an extensive choice of providers through two comparable programs, and it's been very well received in these early weeks.

We're adding more choices to help employers reduce costs - and for some it can make the difference between offering, or discontinuing their health benefits.

For example, to reduce monthly premium charges for PPO coverage, employers have new co-payment options for visits to primary care doctors and specialists.

Other examples of benefit design changes include:

* Network level benefits for visits to non-network emergency rooms. RightCHOICE wants all members to obtain the emergency care they need at the nearest facility.
* Insulin pumps, bone growth stimulators and portable oxygen units are being added with a co-payment to the durable medical equipment and supply benefits for HMO members.
* Geriatricians will be treated as primary care physicians, not specialists, in PPO programs. And in the HMO, geriatricians can choose to become primary care physicians instead of specialists, and members can choose them as their PCP, and
* First-dollar coverage will be provided for PPO members who obtain mammograms at network facilities. They will not be charged deductibles or co-payments.

The prescription benefit is also very important. We're very focused on keeping the escalation of drug costs under control, so our members can more easily afford to comply with the drug therapies they need. Our three-tier program allows members the choices of generic, formulary or brand name pharmaceuticals at different co-payment levels. The program has been very well received in the marketplace - we now have 93 percent of our members with a drug card in that program.

And now, we're offering employers a lower cost drug plan that includes a $250 front-end deductible combined with a three-tier co-payment structure.

As I mentioned - many of these changes and enhancements stem from our desire to increase access and reduce complication for our members - and for us. It helps us reinforce our leadership in the market and compete very effectively without sacrificing margin. The objective is to continue to be a healthy, stable organization that continues to grow earnings, while making the necessary investments to stay competitive and help our employers and members meet their needs in this fast-changing health care market.

G&A:
Now a less "glamorous" subject, but an important one is G &
A. We are pleased with the further reduction of our G&A ratio. A core strategic goal has been to get our administrative and operating infrastructure in place - and then to build membership and enrollment on that foundation.
Our network management and sales force has created tremendous growth. But - we couldn't, and wouldn't - pursue that growth without the confidence that our infrastructure was in place to effectively serve those members and providers.

Of course, this is an industry that requires continuous investment and improvement and we're making system enhancements and pursuing new technologies to improve service and efficiency. At the same time, we remain focused on the basics so that we grow with confidence, that we're tracking our claims experience accurately, managing our risk effectively and pricing our benefits appropriately.

Our claims experience during the third quarter continues to be consistent with expectations and is on the right track. At September 30:
* Claims payable were $126.6 million dollars with an average of 66 days to pay. This compares to 63 days to pay in the second quarter and 68 days to pay in the first quarter.
* Claims entry inventory was at 1.6 days on hand at the end of September. This compares to 1.7 days in the second quarter and 3.5 days in the first quarter.

Our cash flow position also continues to strengthen. As our net income has doubled, our year-to-date cash flow is more than three times what it was for the first nine months of 1999: $27.3 million compared to $7.8 million.

OUTLOOK:

I'd like to turn to our outlook. Following the special shareholders' meeting on November 28, 2000, the company plans to provide published outlook information to reflect the combination of RightCHOICE with Blue Cross and Blue
Shield of Missouri.

Today, I'd like to provide you with information about
RightCHOICE on a stand-alone basis.  First are EPS outlooks:
We anticipate that we'll end the year with fourth quarter earnings of 48 cents to 52 cents per diluted share on a RightCHOICE stand-alone basis.

Regarding fourth quarter membership growth, RightCHOICE added approximately 4,000 net new underwritten members as of October 1, 2000. At the end of this year, membership will decrease by the previously announced exit of approximately 41,000 HMO members of the Missouri Consolidated Health Care Plan, which has been very unprofitable, and another 3,500 members of the Medicare risk HMO product. Excluding these reductions, effective January 1, 2001, RightCHOICE expects
to add 10,000 net new underwritten members.   Again,
followed the special shareholders' meeting on November 28, we plan to provided combined outlook information on Blue Cross and Blue Shield of Missouri and RightCHOICE.


At this point, I'll turn the call back to John O'Rourke.

-------------------------------------------

JOHN:

Thanks, SANDRA.

The year 2000 opened with a lot of fanfare. The turn of a century is a once in a lifetime event -- let alone the turn of a millennium.

I reflect on what the news media was reporting this time last year. There was much fear and trepidation about the millennium bug.

The predictions were dire and there were real risks. But the millennium bug was literally the non-event of the century. Is that because there was never any threat? NO - but we made it a non-event because years ago, prudent organizations took the time, looked inward and made the necessary investments so that their systems would remain working.

There are many dire and frightening predictions being made about our health care system. And, just like the millennium bug - if we don't listen and act -- some of it could happen.

But - just like the millennium bug, prudent organizations are evaluating the trends, making plans, making investments and implementing strategies to make the system work better.

We are actively engaged and working to create solutions.
We're joined by other managed care companies and industry organizations in this endeavor.

At RightCHOICE, we've spent several years looking forward and making the necessary investments so that our systems would work - beyond the millennium. We entered 2000 knowing that we could improve our operating results and also create new opportunities. In the process, we've achieved performance well ahead of expectations.

Now the bar is raised, and we know what we have to do:
*  Maintain high service standards
*  Constantly monitor utilization and medical trends
*  Stay current on claims, and
*  Keep our pricing and overhead in line with costs.

And we know how it needs to be done - with fairness, compassion and with the best interests of our members and shareholders in mind. Knowing what to do and how best to do it is a large part of the equation. What remains is just getting it done. I'm confident that will happen.

Operator, will you now open the call for questions.

------------------------------------------------------

Questions

------------------------------------------------------

John: Close:

Thank you for joining us today. We plan to talk with you again on November 28th following our special shareholders' meeting at 10 a.m. here at RightCHOICE headquarters in St.
Louis.

If you can't travel to St. Louis that morning, the meeting will be followed that afternoon by a teleconference that you can join live by phone or through the Internet. Details about how to join the teleconference will be announced in November.

In the meantime, we invite you to contact us at anytime. An audio copy of the conference will be available via our web site, www.ritusa.com, until November 3, 2000.


Operator, please close the call.